EXHIBIT D.1

                    TABLE OF CONTENTS

I.	REQUEST FOR EXPEDITED DECISION AND NO HEARING
II.	EXECUTIVE SUMMARY
III.	THE APPLICANTS
A.	CEI and Its Subsidiaries
1.	CEI
3.	Orange and Rockland and Its Utility Subsidiaries
4.	Other CEI Subsidiaries
	B.	NU and Its Subsidiaries
1.	NU
2.	CL&P
3.	WMECO
4.	PSNH
5.	HWP
6.	HP&E
7.	NAEC
8.	Other NU Subsidiaries
C.	Status of Retail Competition In Electricity
D.	Interrelationship of the Applicants' Electric Systems
E.	Open-Access Transmission

IV.	DESCRIPTION OF THE MERGER
V.	THE MERGER IS CONSISTENT WITH THE PUBLIC INTEREST
A.	The Merger Will Not Adversely Affect Competition
1.	Horizontal Effects
2.	Vertical Effects
3.	Barriers To Entry
B.	The Merger Will Not Adversely Affect Rates
1.	Effect on Wholesale Sales Rates
2.	Effect on Wholesale Transmission Rates
	C.	The Merger Will Not Adversely Effect Regulation

VI.	MERGER ACCOUNTING
VII.	OTHER FILINGS
A.	Other Federal Filings
1.	SEC
2.	Hart-Scott-Rodino
3.	Nuclear Regulatory Commission

B.	State Filings
VIII.	INFORMATION SUBMITTED UNDER THE ACQUISITION AND MERGER FILING
REQUIREMENTS OF 18 C.F.R. SECTION  33.2
A.	Section 33.2(a)
B.	Section 33.2(b)
C.	Section 33.2(c)
D.	Section 33.2(d)
E.	Section 33.2(e)
F.	Section 33.2(f)
G.	Section 33.2(g)
H.	Section 33.2(h)
I.	Section 33.2(i)
J.	Section 33.2(j)
K.	Section 33.2(k)
L.	Section 33.2(l)
IX.	REQUIRED EXHIBITS UNDER 18 C.F.R. SECTION  33.3
X.	PROCEDURAL MATTERS
A.	Request For Approval Without Hearing
B.	Closing Date
XI.	CONCLUSION











                           UNITED STATES OF AMERICA
                                 BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Consolidated Edison, Inc.       )
Northeast Utilities             ) Docket No. EC00-      -000



                 JOINT APPLICATION OF THE JURISDICTIONAL SUBSIDIARIES OF
                    CONSOLIDATED EDISON, INC. AND NORTHEAST UTILITIES
                             FOR APPROVAL OF MERGER

I.	REQUEST FOR EXPEDITED DECISION AND NO HEARING

Pursuant to section 203 of the Federal Power Act ("FPA")(1), and part 33 of the regulations of the Federal Energy Regulatory Commission ("FERC" or "Commission")(2), Consolidated Edison, Inc. ("CEI"), and Northeast Utilities ("NU"), on behalf of their respective wholly-owned jurisdictional utility subsidiaries (3) (collectively, the "Applicants"), submit this Application for the Commission's approval of CEI's acquisition of NU (the "Merger")(4). This Application includes all information and exhibits required pursuant to part 33 of the Commission's regulations and the Commission's December 1996 Merger Policy Statement.(5)

As demonstrated in this Application and supporting testimony and exhibits, the Merger is consistent with the public interest. Accordingly, the Applicants respectfully request that the Commission approve the Merger promptly without a hearing. Specifically, to permit the Merger to close on schedule, the Applicants request the Commission to issue its order no later than June 14, 2000.(6)

II.	EXECUTIVE SUMMARY

The Merger will not create anticompetitive effects, increase customer rates, or impair the effectiveness of regulation. As to competition, the Applicants have implemented divestiture plans and have already divested the majority of their generating capacity. Con Edison divested 5,479 MW of electric system generation in New York City last year, and also its 810 MW interest in the Bowline Point generating station, which it jointly-owned with Orange and Rockland. It will divest virtually all of its remaining fossil-fired generation outside of the City in 2001. Orange and Rockland has already divested all of its owned generating capacity. Two of NU's operating companies, CL&P and WMECO, recently divested essentially all of their fossil-fired generation, and plan to complete the sale of their hydroelectric generation early this year. In addition, CL&P and WMECO are in the process of divesting their nuclear capacity. Another NU operating company, PSNH, is awaiting regulatory approval of a settlement pursuant to which it will sell all of its generating assets. As shown in the attached testimony of Dr. William H. Hieronymus, the Merger passes all of the Commission's Appendix A screening criteria, taking into account only the divestitures that have already been completed.

The Applicants' impending divestitures will deconcentrate the market still further. Moreover, the Merger is taking place in an environment of decreasing concentration and substantial new entry throughout the region.
As the Merger Policy Statement pronounces: "[T]he Commission can be confident that an application that clears the screen would have no adverse effect on competition.(7)" The facts make this true here with special force.

The Merger also will not create any vertical market power problems.
Both Applicants participate in Commission-approved Independent System Operators ("ISOs"). Thus, they cannot exercise market power via control of transmission. The primary vertical issue that the Commission has focused on in mergers involving electric and gas companies has been whether the merger will give the merged company the ability and incentive to exercise market power via control of upstream gas supplies. The Merger will have no such effect. The Applicants have no such ability because they do not control any gas pipeline facilities and have no market power over the transportation of gas. Indeed, the upstream market passes the vertical screening criteria that the Commission uses to identify mergers that clearly pose no vertical harm. The Applicants have no such incentive because they have committed to divest almost all of their generating capacity. Con Edison and Orange and Rockland currently have local distribution company ("LDC") retail gas businesses located in New York. NU is in the process of acquiring Yankee Gas Services Company ("Yankee Gas"), an LDC that serves only one 81 MW gas-fired generator located in New England. This small gas generator is competitively insignificant. Moreover, it has low-cost bypass options and can leave the Yankee system at its discretion. Adding the Yankee LDC to the Con Edison family clearly does not give the merged firm any ability to affect downstream electricity markets.(8) The Merger, in short, does not raise any vertical market power concerns.

The Merger also will not subject wholesale customers to increased rates. CEI's jurisdictional utility subsidiaries, Con Edison and Orange and Rockland, do not have wholesale requirements customers. With only a few exceptions, NU's utility subsidiaries' requirements customers take service under fixed-rate contracts, and thus their rates cannot be affected by the Merger. The Applicants nonetheless commit to hold harmless for a period of five years all wholesale requirements and transmission customers from any merger-related costs in excess of merger savings.

As a result of the Merger, the merged company will be required to be registered under section 5 of the Public Utility Holding Company Act of 1935 ("PUHCA"). In accordance with the Merger Policy Statement,(9) Applicants commit that they will follow FERC's policies regarding the treatment of costs and revenues associated with intra-company services. Thus, the Merger will not impair federal regulation. Nor will it impair state regulation. Each affected state will have the opportunity to address any state impacts in connection with this filing and such state filings that have been or will be made. Moreover, the utility subsidiaries subject to state regulation will remain so following completion of the Merger.

The Merger joins two of the industry leaders in forming and establishing ISOs. It will create the potential for improved efficiencies in operations and administration due to synergies from scale and consolidation, which will ultimately benefit consumers. The Merger will have no adverse impact on competition, wholesale rates, or the effectiveness of regulation.
Because the Merger satisfies all of the requirements of FPA section 203, the Commission's regulations, and the Merger Policy Statement, the Commission should find it to be consistent with the public interest and approve it on an expedited basis.

III.	THE APPLICANTS

A.	CEI and Its Subsidiaries

1.	CEI

CEI was organized in 1997, and is a New York corporation. It is an exempt public utility holding company under section 3(a)(1) of PUHCA. On January 1, 1998, CEI became the holding company for Con Edison, and presently owns all of Con Edison's issued and outstanding common stock. As a result of a merger that the Commission approved on January 27, 1999 (10), CEI became the holding company for Orange and Rockland on July 8, 1999, and presently owns all of Orange and Rockland's issued and outstanding common stock. Con Edison and Orange and Rockland are public utilities under the FPA.

2.	Con Edison

Con Edison supplies electric service in all of New York City (except for a small part of the Borough of Queens) and most of Westchester County, New York to approximately three million customers. Its expected full service customer and retail access peak load in 2000 is 9,975 MW. Con Edison also supplies natural gas to approximately one million customers in the Boroughs of Manhattan, the Bronx, and parts of the Borough of Queens and Westchester County, New York, and steam to approximately 2,000 customers in part of Manhattan. (11) The New York Public Service Commission ("NYPSC") regulates Con Edison's retail operations. Pursuant to NYPSC retail restructuring initiatives, all of Con Edison's gas customers have retail choice, and retail choice for its electric customers is being phased in, with approximately 2,000 MW of its former electric load now taking service from other retail suppliers.

Electric Generation: Con Edison has divested 5,479 MW of fossil-fired generation in New York City. (12) It also divested its 810 MW interest in the jointly-owned Bowline Point generating station as part of Orange and Rockland's auction of its generation. Currently, Con Edison owns and operates 1,485 MW of generating capacity. (13) In addition, it is a joint owner of the Roseton station. (14) Con Edison, however, will be divesting its interest in Roseton (462 MW) in conjunction with Central Hudson Gas & Electric Corporation's ("Central Hudson") divestiture auction, which will occur no later than July 2001. Moreover, Con Edison has announced that it will explore alternatives to the continued ownership and operation of its 931 MW Indian Point 2 nuclear plant and the site's gas turbines.

Transmission and Distribution: Con Edison's transmission system has approximately 432 miles of overhead circuits and 381 miles of underground circuits, most of which operate at 138 kV and 345 kV. It has approximately 267 miles of radial subtransmission circuits operating at 138 kV. Con Edison has 14 transmission substations, which are supplied by circuits operating at 69 kV and above and have a total transformer capacity of 15,731 MVA. All of Con Edison's transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam, and Dutchess Counties in New York State. Con Edison owns various electric distribution substations and facilities located throughout New York City and Westchester County, New York. Con Edison's distribution system includes 290 distribution substations, with a transformer capacity of 20,168 MVA, 32,429 miles of overhead distribution lines, and 87,910 miles of underground distribution lines.

Gas Facilities: Con Edison distributes natural gas to its customers through approximately 4,200 miles of mains and 362,400 service lines.

3.	Orange and Rockland and Its Utility Subsidiaries

Orange and Rockland is an electric and gas distribution utility that provides service to over 200,000 electric and over 100,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County, New York. Its expected peak load in 2000 is 1,170 MW. All of its electric and gas customers have retail choice. Orange and Rockland has two wholly-owned public utility subsidiaries, RECO, a New Jersey corporation, and Pike, a Pennsylvania corporation. RECO supplies electricity to about 67,000 customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. Pike supplies electricity to about 4,100 customers and gas to about 1,000 customers in the northeastern corner of Pike County, Pennsylvania.

Orange and Rockland's retail operations are regulated by the NYPSC, RECO's by the New Jersey Board of Public Utilities, and Pike's by the Pennsylvania Public Utility Commission. (15)

Electric Generation: Orange and Rockland no longer owns any generating resources. (16) It currently has 19 MW of NUG contracts and certain power purchase contracts. (17)

Transmission and Distribution: Orange and Rockland and its two utility subsidiaries, RECO and Pike, own, in whole or in part, and operate 617 circuit miles of transmission lines, 77 substations, 87,416 in-service line transformers, 5,014 pole miles of overhead distribution lines, and 2,398 miles of underground distribution lines. Except for one substation in Grahamsville, New York, the transmission and distribution facilities are located in the New York, New Jersey, and Pennsylvania service territories of Orange and Rockland, RECO, and Pike respectively.

Gas Facilities: Orange and Rockland's consolidated gas operations include three propane air gas plants at Middletown, Orangeburg, and Suffern, New York, which together have a combined capacity of 30,600 Mcf per day of natural gas equivalent. Orange and Rockland's consolidated gas distribution system includes 1,758 miles of mains.

4.	Other CEI Subsidiaries

CEI wholly owns several non-utility subsidiaries.  These include:
Consolidated Edison Solutions, Inc. (provides wholesale and retail energy and related services); Consolidated Edison Development, Inc. (invests in foreign and domestic energy and other infrastructure projects and markets Con Edison's technical services); Consolidated Edison Energy, Inc. (invests in, operates, and markets the output of electric energy supply facilities in the United States and provides specialized wholesale energy services in the electric power and natural gas markets, including Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), which owns and operates 290 MW of oil-fired and hydroelectric generating assets in Massachusetts acquired from WMECO); and Consolidated Edison Communications, Inc. (owns, operates, and invests in facilities used in the telecommunications industry).

B.	NU and Its Subsidiaries

1.	NU

NU is a registered public utility holding company. It directly owns six subsidiaries that are public utilities under the FPA: CL&P, WMECO, HWP, HPE, PSNH, and NAEC.

2.	CL&P
CL&P owns and operates transmission and distribution facilities and provides Standard Offer Service ("SOS") to approximately 1.1 million customers in the State of Connecticut. CL&P is a public service company under Connecticut law. (18)

Electric Generation: CL&P has completed an auction for the sale of all of its fossil-fired and hydroelectric generation. CL&P has closed on the sale of 2,235 MW of fossil-fired generation to NRG Energy, Inc., an unaffiliated entity. In addition, 1,057 MW of hydroelectric generating assets and one gas turbine will be sold to Northeast Generation Company ("NGC"), an NU subsidiary, early this year. All of CL&P's NUG contracts (436
MW) have been either: (1) submitted to the Connecticut Department of Public Utility Control ("DPUC") for a review of a buy-out of, or a buy-down of the rates in, the contracts; or (2) put up for auction (conducted by the Connecticut DPUC).

CL&P currently owns the following nuclear generating capacity:
Millstone Unit 2 (711 MW); Millstone Unit 3 (603 MW); Seabrook (47 MW); and Vermont Yankee (43 MW). Under the Connecticut restructuring legislation, CL&P will divest all of this nuclear capacity by January 1, 2004. CL&P is already in the process of selling its approximately 1,315 MW of Millstone capacity in conjunction with WMECO, with completion expected in 2001, and it also is in the process of selling its Vermont Yankee share to AmerGen. CL&P has sold bilateral unit entitlement contracts for its Millstone and Seabrook capacity through 2001, and its Vermont Yankee capacity through June 2000.

Transmission and Distribution: CL&P owns and operates transmission facilities located in Connecticut. CL&P's transmission facilities include 1,597 circuit miles of overhead transmission and approximately 48 miles of underground transmission operated at voltages of 69 kV, 115 kV, and 345 kV. CL&P's distribution facilities include approximately 18,065 pole miles of overhead lines and 6,142 circuit miles of underground lines.

3.	WMECO

WMECO provides transmission and distribution services and SOS and Default Service to electric consumers in the portions of western Massachusetts where it historically has provided electric service. WMECO is a public utility under Massachusetts law.

Electric Generation:  WMECO has completed the sale of a portion of its fossil-fired and hydroelectric generation and is expected to complete the
sale of the rest of its non-nuclear generation early this year. (19)   WMECO
currently owns the following nuclear generating capacity: Millstone Unit 2 (167 MW); Millstone Unit 3 (140 MW); and Vermont Yankee (12 MW). WMECO has committed to divest its Millstone capacity, with completion expected in 2001, and is also in the process of selling its Vermont Yankee share to AmerGen.
It has already sold bilateral unit entitlement contracts for its Millstone entitlements through 2001, and its Vermont Yankee capacity through June 2000. Moreover, WMECO has an agreement (pending approval from the Massachusetts Department of Telecommunications and Energy ("DTE")) for the buyout of its major NUG contract (54 MW). Its only other NUG contract is for approximately
7.5 MW.

Transmission and Distribution: WMECO owns and operates transmission facilities located in the Commonwealth of Massachusetts. WMECO's transmission facilities consist of 446 line miles of transmission operated at voltages of 345 kV, 115 kV, and 69 kV. WMECO's distribution facilities include approximately 3,571 pole miles of overhead lines and 2,440 circuit miles of underground lines.

4.	PSNH

PSNH owns and operates generation, transmission, and distribution facilities and provides wholesale electric service and retail electric service in New Hampshire, where it is a public utility under New Hampshire law.

Electric Generation: Currently, PSNH owns and operates 1069 MW of fossil-fired generation and 65 MW of hyroelectric capacity. It has a purchase obligation for a 418 MW share of the Seabrook nuclear plant. It also has 158 MW of NUG contracts.

On August 2, 1999, PSNH and NU reached a settlement agreement with the Governor of New Hampshire, the Attorney General of New Hampshire, the Governor's Office of Energy and Community Service, and the New Hampshire Public Utilities Commission ("NHPUC") Staff ("NH Settlement") relating to retail restructuring in that state. The agreement is pending before the NHPUC and the New Hampshire legislature. Under the NH Settlement, PSNH will divest all of its owned generation (20) and will buy down and divest its Seabrook power contract. NU anticipates that those divestitures will be completed in 2001.

Transmission and Distribution: PSNH owns and operates transmission facilities located in New Hampshire. PSNH's transmission facilities consist of 1,790 line miles of transmission operated at voltages of 345 kV, 230 kV, 115 kV, and 34.5 kV. PSNH's distribution facilities include approximately 6,520 pole miles of overhead lines and 433 circuit miles of underground lines.

5.	HWP

HWP is a Massachusetts manufacturing company that owns the Mt. Tom coal-fired electric generating facility (146 MW) and six hydroelectric facilities (43.7 MW). HWP is not a public utility under Massachusetts law, and it is authorized to make sales to certain specified commercial and industrial customers under negotiated fixed-rate contracts ("HWP Retail
Electric Service Agreement").(21)   HWP also supplies certain industrial
customers and a municipal customer with electric energy in exchange for certain contractual rights that the customers have to receive water from a canal system owned by HWP ("HWP Water Use Agreements").

6.	HP&E

HP&E is a wholly-owned subsidiary of HWP. Since about 1957, for reasons related to financing conditions contained in HWP's corporate charter and bond indenture, ownership of Mt. Tom was vested in HWP, but 100 percent of the plant's output is sold to HP&E under HWP Rate Schedule FPC No. 2 and HP&E Rate Schedule FPC No. 3.

HP&E has no wholesale or retail captive customers, and its power entitlements and HWP's remaining power entitlements had been allocated through the Memorandum of Understanding - Pooling of Generation and Transmission among certain of the NU operating companies dated as of June 1, 1970, and amended as of April 2, 1982, ("NUG&T"). As of January 1, 2000, the NUG&T ceased to allocate generation costs. A transitional mechanism was established for HWP and HP&E to recover the costs of their electric generating assets and entitlements, and to serve retail obligations absent the NUG&T. HWP and HP&E sell the output of their generating assets to Select Energy, Inc. ("Select") at cost-based rates, and Select provides HWP with sufficient power supply for HWP's retail obligations in exchange for the retail revenues less HWP's transmission and distribution costs to serve those customers.

7.	NAEC

NAEC, a wholly-owned subsidiary of NU, is a FERC-jurisdictional special purpose operating company that owns a portion of the Seabrook nuclear plant and sells the output to PSNH. NAEC holds an interest in Seabrook and, as such, is a public utility under New Hampshire law.

8.	Other NU Subsidiaries

Other NU wholly-owned subsidiaries include:  Northeast Utilities
Service Company ("NUSCO") (provides administrative services to the NU operating companies and acts as agent for the NU operating companies providing open access transmission service over the transmission facilities of the Operating Companies that are not governed by the Independent System Operator New England, Inc. ("ISO-NE") open access transmission tariff ("OATT")); NAESCO (the operator of the Seabrook nuclear plant and the agent for the plant's joint owners); Northeast Nuclear Energy Company (agent for the joint owners of the Millstone nuclear plant); Charter Oak Energy, Inc. (invests in non-utility projects); and NU Enterprises, Inc. ("NUEI") (holding company for NU's unregulated businesses). (22)

NU also has a 22.66 percent interest in New England Hydro-Transmission Electric Company, Inc. and a 22.66 percent interest in New England Hydro-Transmission Corporation. These companies own the Hydro Quebec intertie
(HQII) between New England and Canada. The HQII is operated by New England Hydro-Transmission Electric Company, Inc., a non-affiliate.

In June 1999, NU entered into an agreement to acquire Yankee Energy
System, Inc. The merger is expected to become effective as early as the first quarter of 2000. Yankee, through its wholly owned subsidiary, Yankee Gas, is a natural gas distributor that serves 185,000 customers within the service area of CL&P in Connecticut.

C.	Status of Retail Competition In Electricity

In each state where CEI's and NU's electric utility subsidiaries distribute electricity, full retail access already is in place or is expected to be in place in, or before, 2001.

New York -- The plans that the NYPSC approved for Con Edison and
Orange and Rockland made retail access available for all Orange and Rockland customers in May 1999, and phased in retail access for Con Edison customers, already available to all residential and small commercial customers and to be made available to all customers by the earlier of December 31, 2001 or 18 months after the New York Independent System Operator, Inc. ("NYISO") is fully operational. To date, 2,000 MW of Con Edison load has been made available for retail choice. An additional 1,000 MW will be made available April 1, 2000.

Pennsylvania -- As of May 1, 1999, electric customers of Pike had full retail access.

New Jersey -- As of December 31, 1999, electric customers of RECO had full retail access.

Connecticut -- Retail access for CL&P customers will be phased in, beginning January 1, 2000, and extended to all retail customers on July 1, 2000.

Massachusetts -- Full retail access for WMECO customers is already in place.

New Hampshire -- A small retail access pilot program for customers of PSNH is currently in place. Full retail access is expected to occur about 60 days after approval of the NH Settlement. This could happen as early as July 2000.

D.	Interrelationship of the Applicants' Electric Systems

The NU and CEI operating companies are members of the New England
Power Pool ("NEPOOL") and the New York Power Pool ("NYPP") respectively. These are tight power pools in which transmission-owning members have turned over operational control of their transmission facilities to the ISO-NE and the NYISO respectively. NYISO and ISO-NE are contiguous along a 400-mile border and are interconnected by eight separate interties, with aggregate transfer capability of 1,600 MW to 2,300 MW, depending on direction and system conditions. (23) The Applicants are directly interconnected by the 398 Line, owned by CL&P and Con Edison, one of the interties that comprise the NYPP/NEPOOL Interface. The 398 Line operates at 345 kV and has a summer normal rating of 1195 MW. Access to the NYPP/NEPOOL Interface is provided on a non-discriminatory basis under the NYISO and NEPOOL Tariffs administered by NYISO and ISO-NE.(24)

E.	Open-Access Transmission

As noted above, the Applicants provide open access transmission service via Commission-approved regional arrangements. Under the NYISO Tariff, transmission service is provided at a single zonal rate equal to the Transmission Service Charge ("TSC") of the NYPP utility on whose system the customer is located or over whose system the energy is exported to another control area. The NEPOOL Tariff administered by ISO-NE provides for Regional Network Service, Internal Point-to-Point Service, and Through and Out Service over Pool Transmission Facilities ("PTF"). Transmission service over non-PTF facilities is provided under the individual OATTs of the NEPOOL members. Accordingly, the Applicants cannot file a single system open access tariff.  Applicants have transferred control over access to their bulk
transmission systems to the NYISO and ISO-NE respectively. (25)   Although
the Applicants have no ability to file a single-system tariff, this inability results from their participation in procompetitive regional ISOs under tariff terms that the Commission has reviewed and approved as consistent with the public interest. (26)

The Applicants have observed that in the Energy East
Corporation/CMP Group, Inc. merger, the parties propose to waive certain wheeling charges in situations involving point-to-point service on Central Maine Power Company's ("CMP's") non-PTF system in a narrow set of specified transactions. (27) The Applicants do not object to Energy East/CMP's proposal in their case; however, the Applicants are not proposing such a waiver here and believe that it is unnecessary for two reasons.

First, the Commission has already found the existing transmission arrangements in NEPOOL to be appropriate, including the treatment of the non-PTF facilities. (28) As the Commission recognized, these arrangements are the product of two years of intensive negotiations among the NEPOOL stakeholders and reflect a sensitive balance struck as part of regional restructuring. (29) Accordingly, in reviewing the New England Electric System/Eastern Utilities Associates merger, the Commission instructed the merging parties to devise a mechanism that would maintain the transmission rate arrangements in NEPOOL. (30)

Second, more recently in Order No. 2000, the Commission held that coordination to address interregional problems and problems at the "seams" between RTOs should be achieved on a region-to-region basis. (31) The Commission explained that such coordination between RTOs will involve developing interregional standards, potentially including the reciprocal waiver of access charges between RTOs. (32) The Applicants expect to participate fully in resolving "seam" issues as part of the coordination process envisioned in Order No. 2000. The Merger will help make this process a success. The Applicants should not be required here to sacrifice transmission cost recovery as approved by the Commission under regional arrangements found consistent with the public interest. The Commission should approve this Application without requiring any waivers of the transmission charges found appropriate within NYPP and NEPOOL under the Commission's decisions.

IV.	DESCRIPTION OF THE MERGER

As a result of deregulation and other changes, the electric and gas industries are increasingly competitive. Like many other industry participants, CEI and NU have carefully observed these changes to determine how best, as the Commission phrased it in the Merger Policy Statement, to "reposition themselves in response to the emerging competitive business landscape." (33) CEI and NU concluded that the affiliation of their utility operations would substantially improve efficiencies and create synergies that would make them more competitive, to the benefit of the customers that they serve, and accordingly entered into the Merger Agreement. The Boards of Directors of CEI and NU have approved the Merger Agreement. (34) The respective obligations of CEI and NU to effect the Merger are subject to express conditions set forth in the Merger Agreement, including that the parties obtain all necessary regulatory approvals and the approval of the Merger by CEI's and NU's shareholders. Meetings of CEI's and NU's shareholders are expected to take place in the first quarter of 2000.
The Merger Agreement provides for the combination to occur through two simultaneous mergers -- the merger of CEI into New CEI, a newly-formed Delaware corporation that will become the ultimate holding company post-merger, and the merger of an indirect wholly-owned subsidiary of CEI with NU.
(35) Upon completion, New CEI will own all of the assets of CEI, and NU will be a wholly-owned subsidiary of New CEI. The merged company's name will be Consolidated Edison, Inc. The utility subsidiaries of CEI and NU will retain their individual names and identities and continue to serve their respective service territories.

CEI shareholders will receive one share of New CEI common stock for each CEI common share. NU shareholders will receive payment for each NU common share, calculated from a base amount of $25.00 for each NU common share, in either cash or New CEI common stock, depending on their election and upon allocation and proration procedures specified in the Merger Agreement. The base amount will be adjusted upward if certain conditions set forth in the Merger Agreement are met.

V.	THE MERGER IS CONSISTENT WITH THE PUBLIC INTEREST

Under FPA section 203, "the Commission must approve a proposed merger if it finds that the merger will be consistent with the public interest." (36) In the Merger Policy Statement, the Commission explained that it will generally take account of three factors -- the effect of the merger on competition, rates, and, regulation -- in determining whether a merger is consistent with the public interest. (37) As demonstrated in this Application and supporting materials, the Merger will not adversely affect competition, rates, or regulation. The Commission, therefore, should approve it.

A.	The Merger Will Not Adversely Affect Competition

The attached Testimony and Exhibits of Dr. William H. Hieronymus, an economist and Senior Vice-President of PHB Hagler Bailly, Inc., provides a comprehensive competition analysis of the Merger. Dr. Hieronymus conducts his analysis in accordance with the guidelines in the Merger Policy Statement and the pending Merger NOPR. (38) His analysis examines both horizontal and vertical aspects of the Merger and demonstrates that the Merger will have no adverse effects on competition in any relevant market.

1.	Horizontal Effects

The horizontal effects of a merger are evaluated via the Herfindahl-Hirschman Index ("HHI") screening analysis specified in Appendix A to the Merger Policy Statement. The Appendix A analysis measures the extent to which a merger changes market concentration in order "to identify proposed mergers that clearly will not harm competition."(39) If the Merger passes the Appendix A HHI screens, there is no need for further analysis. (40)

Because the Applicants have divested the majority of their generation, and because Con Edison and Orange and Rockland are in the NYISO while NU is in ISO-NE, the Merger will not cause any material increase in market concentration. Dr. Hieronymus' analysis covers the year 2000, during which the Applicants expect to consummate the Merger, and 2001, the first full year after projected Merger completion. As demonstrated therein, the Merger readily passes all of the Appendix A screens taking into account only the divestitures that have already occurred. Because the Merger passes all of the Commission's screening criteria, it falls into the category of mergers that plainly will not harm competition and can be approved without the necessity of a hearing.

Three additional factors amplify the conclusion that the Merger will not adversely affect competition. First, Con Edison is divesting virtually all of its remaining fossil generation located outside of New York City and NU is divesting all of its nuclear generation. (41) Thus, while the Merger has no significant impact on market concentration considering the divestitures that have already occurred, these impending additional divestitures will reduce concentration still further. Second, substantial new entry is occurring, with many thousands of MW of new generation in the process of entering the marketplace. (42) Third, Applicants are full participants in NYISO and ISO-NE and have subscribed to their respective tariffs, thus assuring that transmission services will be provided to all competitors on an appropriate basis.

Dr. Hieronymus defines the relevant product markets as non-firm energy and short-term capacity. These product definitions conform to the Merger Policy Statement and reflect the markets coordinated by the New England and New York ISOs. (43) Dr. Hieronymus defines six relevant geographic markets: (1) the NEPOOL market, defined as the control area of the ISO-NE; (2) the NYPP market, defined as the control area of the NYISO;
(3) the East of Total East ("NY-ETE") market, defined as that portion of NYPP located on the eastern side of the Total East interface and related transmission constraints; (4) a New York City ("In-City") market; (5) a LIPA market, defined as LIPA's control area, and (6) the Pennsylvania-New Jersey-Maryland Interconnection ("PJM") market. These geographic market definitions reflect the key transmission interconnections and transmission constraints that affect the Applicants and are consistent with historical trading patterns.(44)

These geographic market definitions are also consistent with Commission precedent. In the Conectiv merger, the Commission found that it was reasonable for applicants to treat an ISO and the portions of the ISO affected by transmission constraints as the relevant destination markets in their Appendix A analysis. The Commission relied on the fact that under a non-pancaked ISO tariff where all customers in a transmission zone pay the same charge, all wholesale customers will face the same supply alternatives except to the degree that significant transmission constraints exist. (45) The Merger NOPR adopts the same principle. (46)

Dr. Hieronymus finds that NEPOOL is an appropriate relevant market because it operates on a unified control area basis under a non-pancaked tariff and is free of systematic transmission constraints. (47) In New York, however, significant transmission constraints exist at certain times on the Total East interface and into New York City and Long Island. As Dr. Hieronymus explains, at times when these constraints are binding, all wholesale buyers located within them have the same power supply alternatives.
(48) Therefore, Dr. Hieronymus defines NY-ETE, New York City, and LIPA destination markets, and includes in them only the generation that can be economically delivered within the constraints.(49) The Commission relied on the same market definitions and approach in its decisions authorizing the start of the NYISO and ISO-NE bulk power markets.(50)

		Dr. Hieronymus calculated pre- and post-merger HHIs for Economic Capacity and Available Economic Capacity. He analyzed six different time periods. For each of these time periods, he calculated HHIs at representative price levels, and, in workpapers, at levels above and below these prices.(51)

The Merger passes the Commission's screening criteria in every relevant market, in every time period, and at every price level. With respect to Economic Capacity, Dr. Hieronymus' analysis shows that the NYPP and NEPOOL markets are unconcentrated post-merger, with HHIs well below 1,000 in all time periods. (52) Under the Appendix A screen, where the post-merger HHI is below 1,000, the Merger will not adversely affect competition. (53) The NY-ETE Economic Capacity is also generally unconcentrated, with post-merger HHIs below 1,000 in shoulder seasons, and near or just above 1,000 in winter and summer periods. HHI deltas are only 20-40 points, except during the shoulder off-peak period, when the change is 64-66 points. All of these values are well within the 100 point screening threshold even for moderately concentrated markets. (54) Thus, the Merger will pose no competitive problem in the NY-ETE market.

The Merger also readily passes the Appendix A screens in the New
York City, LIPA, and PJM markets. NU owns no generation in New York and would have to wheel power over two constrained interfaces to reach the in-City market. The New York City Economic Capacity market is moderately concentrated, with a maximum post-merger HHI of 1209, and HHI changes from 9-30 points -- well below the 100 point screening threshold for such markets.
(55) Applicants own no generation in the LIPA market and participate there only minimally, reflecting the weak interconnections into that area. Con Edison's market share is typically 3-5 percent, and NU's share never exceeds
1.5 percent in any period. Although the LIPA market is highly concentrated, the HHI change attributable to the Merger is small and within the
Commission's screening thresholds.(56)   In PJM, the Merger also has
negligible effects, with HHI changes near zero.(57)

		The analysis of Available Economic Capacity likewise shows that the
Merger passes the Commission's screens in every market, time period, and price range.  As Dr. Hieronymus observes, all of the New York utilities, and almost all of the utilities in NEPOOL and PJM, have implemented, or are in the process of implementing, retail access and divestiture.  Thus, his
Available Economic Capacity analysis necessarily relies on reasonable estimates as to the pace of retail access penetration and the timing of the
remaining divestitures.(58)   His analysis shows that, in NEPOOL, the market
is unconcentrated, with post-merger HHI deltas of less than 30 points.(59)
In the other relevant geographic markets, the HHI charge is zero or de
minimis. (60)   Thus the Available Economic Capacity results confirm that the
Merger poses no horizontal competitive concerns.

2.	Vertical Effects

The Commission's decisions in Enova (61)  and Dominion Resources
(62) indicate that a merger may raise vertical concerns if its gives the merged company the ability to manipulate delivered gas supplies and thereby raise rivals' costs or favor its own generation. Dr. Hieronymus analyzes the effect of the Merger on the relevant upstream and downstream markets and finds that it does not raise such concerns.

          a.	The Applicants' Activities in The Upstream Transportation
          Markets Give Them No Ability To Exercise Vertical Market Power

Dr. Hieronymus first analyzes the upstream markets for commodity gas supplies and gas transportation.  He finds that the Applicants clearly
have no market power over sales of commodity gas. (63)   The Applicants' role
in the commodity market is as buyers, not sellers.

Dr. Hieronymus also finds that the Applicants have no ability to raise rivals' costs via control over upstream gas transportation. (64) The Applicants do not control any gas pipeline facilities. (65) They possess certain firm transportation rights, but Dr. Hieronymus' analysis shows that these rights do not give them any ability to exercise market power. Con Edison (including Orange and Rockland) has only about 8 percent of the firm transportation rights into the Metro New York/southern New England market. Yankee Gas similarly has firm rights to about eight percent of the upstream transportation capacity into the region. (66) Each company uses this capacity to serve the requirements of its LDC retail gas customers. Thus, the Applicants' role in the upstream transportation market is limited, and consists of re-selling any residual transportation capacity at times that it is not needed by their retail gas customers. Their non-dominant market shares and their commitments to their requirements gas customers would ensure that they have no market power. (67)

Moreover, as Dr. Hieronymus points out, the Applicants, as mere rights holders, completely lack the ability to raise the costs of potential rivals. (68) The Applicants cannot withhold capacity or take any of the actions (e.g., curtail service, close windows, or require alternative nomination) that theoretically might be available to a pipeline. (69) Nor, as rights holders, do they receive any competitively-sensitive information about the operations of other generators connected to the pipeline on which they have rights. They also cannot impede entry because they have no control over pipeline expansion.

Finally, Dr. Hieronymus finds that if rights-holders' entitlements are to be considered, the upstream delivered gas market would not be highly concentrated, i.e., the post-merger HHI would be well below 1800. (70) Under the vertical market power screening criteria stated in Dominion Resources, if either the upstream or downstream market is not highly concentrated, this alone establishes the absence of any vertical concerns.
(71) Thus, the Merger satisfies the Commission's screening criteria for identifying mergers that do not pose any vertical concerns.

The vertical concerns with upstream transportation that the
Commission has identified in some other contexts do not exist in this transaction. The facts of this case are clearly different from those in Enova and Dominion Resources. Those cases involved a firm controlling key pipeline facilities combining with a firm owning significant gas generation in the market served by the pipeline. The Commission's concern was that the merged company would raise rival gas generators' costs by manipulating
pipeline service. (72)   Here, neither Applicant controls any pipeline
facilities or has any market power over upstream transportation, the upstream market is not highly concentrated, and both Applicants have committed to divest most of their generation, including nearly all of their gas generation.

In sum, "the vertical combination of the Applicants' interests in the upstream gas transportation market with their remaining post-divestiture downstream electric generation is unlikely to enhance any incentive they may have to exercise market power." (73)

          b.	The Merger Will Not Create The Incentive Or Ability To
              Exercise Market Power Via The Applicants' LDC Activities

The Merger also will not give the Applicants any enhanced ability or incentive to exercise market power by reason of their ownership of local distribution businesses. Both Con Edison and NU (with completion of the Yankee acquisition) will already operate local distribution business that provide service to certain gas generators in New York and New England. The Merger will not change this status. (74)

Yankee Gas serves one 81 MW generator, Montville 5, located in New
England. The New England market is unconcentrated and large. Because Yankee Gas serves only a minimal amount of gas-fired generation in the New England market, combining Yankee Gas with the Con Edison family could have no
significant effect on the downstream electricity market in New York.   (75)
Moreover, as Dr. Hieronymus describes, the merged firm has no ability to
affect delivered gas prices to Montville 5 via its LDC activities.   (76)
Yankee can be easily bypassed with a direct interconnect to the Algonquin pipeline, as reflected by the bypass discount Montville 5 currently receives. Similarly, merging the Con Edison/O&R LDC business with NU will not give the merged firm any enhanced ability or incentive to exercise market power in downstream markets in New England. The New England generation market is unconcentrated and would remain so even if downstream HHIs were calculated with the gas-fired generation served by the Applicants' LDC businesses attributed to the merged company. Thus, the Merger would not have any adverse effects on competition in New England even in a worst-case scenario. (77) In fact, as Dr. Hieronymus testifies, all of the large gas-fired generating stations served by Applicants have economic bypass alternatives and benefit from strict regulation of LDC services and terms of access. (78) In short, the Merger plainly does not create or enhance vertical market power.

3.	Barriers To Entry

Finally, Dr. Hieronymus finds that the proposed Merger would not create any entry barriers. The Merger does not give the Applicants control over generating sites in the relevant markets or fuel supplies, (79) and the Applicants' ISO participation ensures that they will be unable to use their ownership of transmission to disadvantage competitors.

B.	The Merger Will Not Adversely Affect Rates

1.	Effect on Wholesale Sales Rates

In the Merger Policy Statement, the Commission explained that, in evaluating the effects that a proposed merger could have on rates, its primary focus is on ratepayer protection. (80) CEI's public utility subsidiaries, Con Edison and Orange and Rockland, do not have the type of wholesale requirements customers that would require ratepayer protections. Con Edison does not provide traditional requirements service to any wholesale customer. Orange and Rockland sells full requirements wholesale power solely to its two wholly-owned public utility subsidiaries, Pike in Pennsylvania and RECO in New Jersey, both of which make only retail sales. In approving the merger between CEI and Orange and Rockland, the Commission held that, due to the nature of Orange and Rockland's wholesale relationship with its utility subsidiaries, Orange and Rockland's plans to divest fully its generation, and the pending availability of retail access in New Jersey and Pennsylvania, the ratepayer protections described in the Merger Policy Statement were not necessary. (81)

The NU operating companies supply wholesale requirements power to
various customers. (82)   Except for a few minor exceptions, these customers
are served under competitively-negotiated power sales agreements that contained fixed rates. Because the rates of each customer will remain fixed under the terms of the existing contracts, the Merger cannot have an adverse
rate effect on these customers.   (83) Thus, for these customers no
additional ratepayer protection is necessary. Nonetheless, the Applicants hereby commit that, for the five-year period following the consummation of the Merger, they will hold harmless all existing wholesale requirements and transmission customers from any merger-related costs to the extent that those costs are not offset by merger-related savings. (84)

PSNH has three wholesale requirements customers whose rates are subject to adjustment by either a fuel and purchased power adjustment clause
or a fuel adjustment clause.   (85) The first two customers are
municipalities in New Hampshire -- the Town of Ashland (Electric Light Department), which is located in the County of Grafton and the New Hampton Village Precinct, which is located in the County of Belknap. Both municipal customers take service under virtually identical Resale Service Agreements, which are subject to changes pursuant to a fuel and purchased power adjustment clause. The third customer is Citizens Utilities Company, which takes service under a power sales agreement that is subject to a fuel adjustment clause. With respect to those three customers, the Applicants' hold-harmless commitment will ensure that no merger-related costs that are not offset by merger savings will be passed on to them.

In addition, WMECO provides "Border Line" requirements service at wholesale for the benefit of a limited number of retail customers of New York State Electric and Gas Company ("NYSEG") who border WMECO's service territory. The Applicants' hold-harmless commitment will ensure that no merger-related costs that are not offset by merger savings will be passed on to NYSEG.

2.	Effect on Wholesale Transmission Rates

The merger will have no adverse effect on wholesale transmission rates. The NU operating companies are members of NEPOOL, and have committed their PTF facilities to the control of ISO-NE, which administers the NEPOOL Tariff. As with other transmission systems in NEPOOL, the NU operating companies also have their own Order No. 888 OATT, which governs transmission service across their non-PTF facilities. In addition, certain grandfathered "Excepted Transactions" are also provided under the local network tariffs.
(86)

To ensure that all of the Applicants' transmission customers are insulated from any adverse effects relating to the merger, the Applicants hereby commit that for a period of five years following the consummation of the Merger, they will not seek to include in their transmission revenue requirements under the NYISO and ISO-NE Tariffs, or under NU's individual Order No. 888 OATT, any adverse cost effects attributable to the merger.
(87) This commitment fully satisfies the ratepayer protection requirements set forth in the Merger Policy Statement.

Finally, Con Edison has a number of long-term firm transmission contracts that were not made under its OATT, and Orange and Rockland has a non-OATT transmission agreement with NYPA under which Orange and Rockland transmits NYPA hydroelectric power to PSE&G. Con Edison and Orange and Rockland commit that for a period of five years following consummation of the Merger, neither will seek to increase rates under these transmission agreements to recover merger-related costs in excess of merger savings.

C.	The Merger Will Not Adversely Effect Regulation

The Commission focuses on two issues in deciding whether a proposed merger would impair effective regulation: (1) whether the merger would shift authority from the Commission to the Securities and Exchange Commission ("SEC"); and (2) whether affected states have the authority to act on the merger. (88) NU currently is a registered holding company regulated by the SEC. Although CEI is currently an exempt holding company under PUHCA section 3(a)(1), New CEI (the post-merger company) will be required to be registered under PUHCA section 5.

In those mergers where the merged company is required to become a registered holding company under PUHCA, FERC has conditioned merger approval on the merged firm's agreement to abide by the Commission's policies with respect to intra-system transactions within the newly-formed holding company structure. The Applicants, therefore, commit that they will follow the Commission's policies regarding the treatment of costs and revenues associated with intra-company services.

As to the issue of whether affected states have the authority to act on the Merger, the Applicants are making appropriate filings with the state public utility commissions in these jurisdictions: Connecticut, Maine, Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, and Vermont. Moreover, each state regulatory agency may intervene as of right in this proceeding, and the public utility subsidiaries subject to state regulation will remain so post-merger. Consequently, the Merger will not impair effective regulation.

VI.	MERGER ACCOUNTING

The Merger Policy Statement states that "proper accounting
treatment is . . . a requirement for all mergers." (89)   The Merger will be
accounted for as an acquisition of NU by New CEI. It therefore will be recorded using purchase accounting and generally accepted accounting principles. Under the purchase method of accounting, New CEI will add NU's assets to its own at their fair market value, and any premium paid over and above the fair market value of NU's assets will be reflected as goodwill on New CEI's consolidated balance sheet and must be written off against New CEI's consolidated future earnings. (90)

VII.	OTHER FILINGS

In addition to the approval requested from the Commission pursuant to FPA section 203, the Applicants have also filed, or will hereafter file, the following requests for Federal and State regulatory approvals in connection with the Merger:

A.	Other Federal Filings

1.	SEC

The Applicants must file for approval of the Merger before the SEC pursuant to PUHCA section 9(a)(2). The Applicants expect to file for such approval shortly.

2.	Hart-Scott-Rodino

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), the Merger may not be consummated until certain information has been submitted to the DOJ and the FTC and the HSR waiting period has been satisfied. The Applicants will be complying with these requirements.

3.	Nuclear Regulatory Commission

Certain of CEI's and NU's utility subsidiaries have ownership interests in, and/or are operating license holders for, nuclear power plants (Indian Point 1 and 2, Millstone 1, 2, and 3, and Seabrook). Because the Merger may constitute an indirect transfer of control of operating licenses, pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, the Applicants are required to seek the prior consent of the Nuclear Regulatory Commission ("NRC") for the transfer of control of these licenses that may result from the merger. The Applicants have applied to the NRC for the necessary approval. A copy of their NRC filing is included in Exhibit G.

B.	State Filings

The Applicants have made filings related to the Merger before state regulatory bodies in Connecticut, Massachusetts, and New York. Copies of such filings are included in Exhibit G. The Applicants expect to make filings in other relevant state jurisdictions shortly. They will serve the Commission with copies of these filings after they are made.

VIII.	INFORMATION SUBMITTED UNDER THE ACQUISITION
AND MERGER FILING REQUIREMENTS OF 18 C.F.R. SECTION  33.2

A.	Section 33.2(a)

The exact name and address of the principal business office of the Applicants.

Consolidated Edison, Inc.
4 Irving Place
New York, New York  10003

Northeast Utilities
107 Selden Street
Berlin, CT  06037
B.	Section 33.2(b)
Name and address of the persons authorized to receive notices and communications with respect to the application.

For CEI:

Donald J. Stauber
Associate Counsel
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, New York  10003
Phone:  (212) 460-4494
Fax:  (212) 677-5850
Email:  stauberd@coned.com

For NU:

Frederic Lee Klein
Assistant General Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT  06037
Phone:  (860) 665-5481
Fax:  (860) 665-5504
Email:  kleinfl@nu.com

Counsel:

Douglas G. Green
Steptoe & Johnson LLP
1330 Connecticut Avenue, NW
Washington, DC  20036
Phone:  (202) 429-6212
Fax:  (202) 429-3902
Email:  dgreen@steptoe.com

The Applicants request that the names of these persons be placed upon the official service list compiled by the Secretary of the Commission in this proceeding.

C.	Section 33.2(c)
Designation of the territories served, by counties and states.
This information is contained in Section III of this Application.

D.	Section 33.2(d)

A general statement briefly describing the facilities owned or operated for transmission of electric energy in interstate commerce or the sale of electric at wholesale in interstate commerce.
This information is contained in Section III of this Application.

E.	Section 33.2(e)

Whether the application is for disposition of facilities by sale, lease, or otherwise, a merger or consolidation of facilities, or for purchase or acquisition of securities of a public utility, also a description of the consideration, if any, and the method of arriving at the amount thereof.

The Merger involves the acquisition by New CEI of NU for the consideration described in Section IV of this Application.

F.	Section 33.2(f)

A statement of facilities to be disposed of, consolidated, or merged, giving a description of their present use and of their proposed use after disposition, consolidation, or merger. State whether the proposed disposition of facilities or plan for consolidation or merger includes all the operating facilities of the parties to the transaction.

A description of the facilities to be merged is set forth in
Section III of this Application. As a result of the Merger, NU will become a wholly-owned subsidiary of New CEI. The Merger includes all of the operating facilities of NU. All jurisdictional facilities shall be operated after the consummation of the Merger in substantially the same manner as they currently are operated.

G.	Section 33.2(g)

A statement (in the form prescribed by the Commission's Uniform System of Accounts for Public Utilities and Licensees) of the cost of the facilities involved in the sale, lease, or other disposition or merger or consolidation. If original cost is not known, an estimate of original cost based, insofar as possible, upon records or data of the applicant or its predecessors must be furnished, together with a full explanation of the manner in which such estimate has been made, and a description and statement of the present custody of all existing pertinent data and records.

The costs of the facilities involved in the Merger are set forth in the financial statements attached hereto as Exhibit C in accordance with section 33.3 of the Commission's regulations.

H.	Section 33.2(h)

A statement as to the effect of proposed transaction upon any contract for the purchase, sale, or interchange of electric energy. The Merger will have no material effect upon any contract of the Applicants for the purchase, sale, or interchange of electric energy.

I.	Section 33.2(i)

A statement as to whether or not any application with respect to the transaction or any part thereof is required to be filed with any other Federal or State regulatory body. The other federal and state filings required in connection with the Merger are set forth in Section VII of this Application.

J.	Section 33.2(j)

The facts relied upon by the applicants to show that the proposed disposition, merger, or consolidation of facilities or acquisition of securities will be consistent with the public interest.

The facts relied upon by the Applicants to show that the Merger will be consistent with the public interest are set forth in this Application and the related testimony and exhibits herewith submitted.

K.	Section 33.2(k)

A brief statement of franchises held, showing date of expiration if not perpetual.

The Applicants submit that they possess franchises, consents, or other rights necessary for the provision of electric, gas, or steam service in the respective service territories of their utility subsidiaries. A brief statement of the franchises held is contained in Attachment 3 to this Application.

L.	Section 33.2(l)

Form of notice.

A form of notice suitable for publication in the Federal Register that briefly summarizes the facts contained in this Application is included in Attachment 4 to this Application. An electronic version of the notice is also submitted herewith on a 3 r " diskette, in WordPerfect 5.1 for DOS.
IX.	REQUIRED EXHIBITS UNDER 18 C.F.R. SECTION  33.3

The exhibits required pursuant to section 33.3 of the Commission's regulations are included with this filing as Exhibits A through I.

X.	PROCEDURAL MATTERS

A.	Request For Approval Without Hearing
The Applicants respectfully request that the Commission approve the Merger without a hearing on the basis of the facts and analyses set forth in this Application and supporting testimony and exhibits, which demonstrate that the Merger will not have an adverse effect on competition, rates, or regulation.

B.	Closing Date

The Merger is scheduled to close on or before July 20, 2000.  The
Applicants shall advise the Commission of the actual closing date promptly upon its occurrence.

XI.	CONCLUSION

For the reasons set forth in this Application and the supporting testimony and exhibits, the Applicants respectfully request that the
Commission:

1.	Find that the Merger will not have a potential adverse effect on competition, rates, or regulation, and that this filing with the Commission satisfies all applicable requirements for authorization of the Merger under section 203 of the Federal Power Act and part 33 of the Commission's regulations;

2.	Approve the Merger and grant any and all other authorizations or approvals
incidental thereto that may be required;

3.	Issue such approvals and related authorizations based on the Application and supporting materials, without hearing; and

4.	Waive any filing requirement or other regulation as the Commission may find necessary or appropriate to allow this Application to be accepted for filing and granted.
Respectfully submitted,



Douglas G. Green
Jane I. Ryan
Steptoe & Johnson LLP
1330 Connecticut Avenue, NW
Washington, DC  20036
Phone:  (202) 429-3000
Fax:  (202) 429-3902

John D. McMahon
Senior Vice President and General Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, New York  10003
Phone:  (212) 460-4757

Cheryl W. Gris,
Senior Vice President,
Secretary, and General Counsel
Northeast Utilities
107 Selden Street
Berlin, CT  06037
Phone:  (860) 665-3639



January 14, 2000




Footnotes

(1)  16 U.S.C. Section  824b (1994).

(2)  18 C.F.R. Section  33 (1999).

(3) The utility subsidiaries of CEI are Consolidated Edison Company of New York, Inc. ("Con Edison"), Orange and Rockland Utilities, Inc. ("Orange and Rockland"), Rockland Electric Company ("RECO"), and Pike County Light & Power Company ("Pike"). The utility subsidiaries of NU are The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Holyoke Water Power Company ("HWP"), Holyoke Power and Electric Company ("HPE"), Public Service Company of New Hampshire ("PSNH"), North Atlantic Energy Corporation ("NAEC"), and North Atlantic Energy Service Company ("NAESCO").

(4) Under Commission precedent, a merger of two holding companies that own public utility subsidiaries requires the Commission's prior approval under FPA section 203 because the merger would result in a transfer of control of public utility jurisdictional facilities. Enova Corp. and Pacific Enterprises, 79 FERC 61,107 at 61,448 (1997); see also Central Vermont Public Service Corp., 39 FERC 61,295 at 61,960 (1987) ("transfer of ownership and control of jurisdictional facilities, through a transfer of a public utility's common stock from existing shareholders to a newly created holding company, constitutes a disposition of jurisdictional facilities requiring prior Commission approval under Section 203.").

(5) Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), III FERC Stats. & Regs., Regs. Preambles 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC
 61,321 (1997) ("Merger Policy Statement").

(6) In the Merger Policy Statement, the Commission states its intention to rule upon complete merger applications within 60-90 days after the comment period closes. Id. at 30,127. The Applicants plan to consummate the Merger on July 20, 2000. To meet this date, the Applicants need the Commission to act by no later than its Open Meeting date of June 14, 2000 ( i.e., approximately 150 days from the date of this filing) because the SEC, which also has to approve the Merger, will not issue its approval until it has had the opportunity to study the Commission's decision.

(7)  Id. at 30,119.

(8) Conversely, the generation served by Con Edison's and Orange and Rockland's LDC entities in New York is completely insignificant in the highly competitive downstream markets in New England. Moreover, such gas generators have retail choice and economic bypass opportunities.

(9)  Merger Policy Statement at 30,125.

(10) Consolidated Edison Co. of New York, Inc. and Orange and Rockland Utils., Inc., 86 FERC 61,064 (1999).

(11) Con Edison has two wholly-owned subsidiaries that own real property in New York State. Con Edison also owns a 28.8 percent interest in Honeoye Storage Corporation, which owns and operates a gas storage facility in western New York.

(12) The NYPSC approved Con Edison's electric generation divestiture plan in orders issued July 21 and August 5, 1998. Under the Plan, Con Edison auctioned off its In-City electric system generation in three bundles:
1,456 MW consisting of the Arthur Kill generating station and Astoria gas turbines ("Arthur Kill bundle");
2,168 MW consisting of the Ravenswood generating station and gas turbines ("Ravenswood bundle"); and
1,855 MW consisting of the Astoria generating station plus the Gowanus and Narrows turbines ("Astoria bundle").

(13) This consists of the Indian Point 2 nuclear plant (931 MW), steam system cogeneration units (463 MW), and small gas and combustion turbines (91 MW, summer).

(14)  Con Edison also currently has certain non-utility generation
("NUG") contracts (2,071 MW) and power purchase contracts (525 MW). Additionally, Con Edison has transition contracts to purchase the capacity of the divested plants (but no energy) until the ISO commences a capacity market, scheduled to begin in May 2000.

(15) Orange and Rockland and RECO have certain non-utility subsidiaries.

(16)  The NYPSC approved Orange and Rockland's divestiture plan on April
16, 1998. Orange and Rockland sold its generation in four bundles -- one covering its Lovett station, one for the Bowline Point station (including Con Edison's share), one for its hydroelectric facilities, and one for its gas turbines.

(17) Specifically, Orange and Rockland has contracts for 25 MW from New York Power Authority's ("NYPA's") Blenheim-Gilboa pumped storage facility, and for 400 MW of capacity from Public Service Electric and Gas Company ("PSE&G"). The PSE&G contract expires on October 31, 2000. In addition, Orange and Rockland has a contract with Southern Energy for 600 MW for the summer 2000 capability period. This contract expires on October 31, 2000. However, the energy component of the contract ends on April 30, 2000.

(18) CL&P wholly owns several non-utility subsidiaries, most of which are inactive.

(19) Under comprehensive electric utility restructuring legislation enacted in Massachusetts in November 1997, WMECO is required to maximize the mitigation of transition costs that it otherwise is entitled to recover from customers, in part by divesting generation assets and applying the net proceeds against transition costs. Pursuant to this legislation, WMECO has auctioned off its generation as follows: 290 MW of hydroelectric and fossil-fired generating assets to CEEMI, a Con Edison affiliate; and 272 MW of hydroelectric generating assets to NGC.

(20)  PSNH has retained the option to bid on its non-nuclear assets.

(21) HWP does not have an exclusive franchise and its customers may choose alternative suppliers.

(22) NUEI has the following subsidiaries: HEC, Inc. ("HEC") (provides energy management, demand-side management, and related consulting services for governmental, commercial, industrial, and institutional companies); Mode I Communications, Inc. (holds interest in fiber-optic communications network company); NGC (acquires and holds non-nuclear generation assets); Northeast Generation Services Company, (provides operations and management services to power generators and commercial and industrial customers); Select (provides retail and wholesale energy services and power marketing); and Select Energy Portland Pipeline, Inc. (has a five percent interest in Portland Natural Gas Transmission System ("PNGTS")).

(23) These interties, collectively known as the NYPP/NEPOOL Interface, consist of: (1) a 345 kV intertie between CL&P in NEPOOL and Con Edison (known as the 398 line) in NYPP; (2) a 345 kV intertie between WMECO in NEPOOL and Niagara Mohawk in NYPP; (3) a 230 kV intertie between the New England Electric System in NEPOOL and Niagara Mohawk Power Corporation ("Niagara Mohawk") in NYPP; (4) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and NYPA in NYPP; (5) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (6) a second 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (7) a 69 kV intertie between CL&P in NEPOOL and Central Hudson in NYPP; and (8) a 138 kV intertie between CL&P in NEPOOL and Long Island Power Authority ("LIPA") in NYPP.

(24) Pursuant to the NEPOOL Tariff, NUSCO, as agent of the NU operating companies, has obtained a reservation for 500 MW of inbound transmission capacity from NYPP to NEPOOL until March 1, 2000, and has filed an extension -- until March 1, 2001 -- with the ISO-NE. NU is expected to continue to possess significant provider-of-last-resort obligations during this period as well as wholesale power obligations. The Applicants' Appendix A analysis imputes this 500 MW of capacity to the merged company even though NU has not identified the suppliers that it will contract with over this capacity and even though Con Edison will not own sufficient economic capacity to utilize this capacity should Con Edison sell Indian Point 2. The Merger passes all of the Appendix A screening criteria even with this conservative treatment. Prepared Direct Testimony of William H. Hieronymus ("APP-1") at 53-55, 63-65.

(25) The Commission has made it clear that the ISOs are responsible for any modifications to their tariffs. See, e.g., Regional Transmission Organizations, Order No. 2000, 89 FERC 61,285 (1999) ("Order No. 2000"), mimeo at 324, 330. The only way for the Applicants to submit a single-system tariff would be for them to withdraw their transmission facilities from the operational control of the NYISO and ISO-NE.

(26)  Central Hudson Gas & Elec. Corp., 83 FERC  61,352 (1998), order on reh'g, 87 FERC  61,135 (1999); New England Power Pool, 79 FERC  61,374
(1997), order on reh'g, 85 FERC  61,242 (1998).

(27)  See Section 203 Joint Application of Energy East Corporation and
CMP Group, Inc. for Authorization and Approval of their Proposed Merger and the Resulting Disposition of Jurisdictional Facilities, Docket No. EC00-1-000 at 17-19 (Oct. 1, 1999).

(28)  New England Power Pool, 83 FERC  61,045 at 61,241 (1998).

(29)  Id. at 61,226.

(30)  New England Power Co., 88 FERC  61,292 at 61,889 (1999).

(31)  Order No. 2000, mimeo at 494-97.

(32) Indeed, the Commission stated that it encourages the reciprocal waivers of transmission access charges between RTOs only if they are reasonable in terms of cost recovery, cost shifting, efficiency, and discrimination. Id. at 519.

(33)  Merger Policy Statement at 30,111.

(34) The Board resolutions approving the Merger are contained in Exhibit A to this filing. The Agreement and Plan of Merger among Consolidated Edison, Inc., Northeast Utilities, CWB Holdings, Inc., and N Acquisition LLC entered into on October 13, 1999 ("Merger Agreement"), is contained in Exhibit H. The Merger Agreement was amended and restated as of January 11, 2000, and is currently being executed. The Applicants will provide the Commission with the Amended and Restated Merger Agreement after executed copies become available.

(35) Pre-and post-merger corporate organization charts are contained in Attachment 1 to this Application.

(36)  Consolidated Edison, 86 FERC at 61,244.

(37)  Merger Policy Statement at 30,111.

(38) Revised Filing Requirements Under Part 33 of the Commission's Regulations, 63 Fed. Reg. 20,340 (1998), IV FERC Stats. and Regs., Proposed Regs. 32,528 (1998) ("Merger NOPR").

(39)  Merger Policy Statement at 30,111, 30,117-19.

(40)  Id. at 30,119-20.

(41) In addition, as noted earlier, Con Edison has announced that it is exploring alternatives to its continued ownership and operation of the Indian Point 2 nuclear unit.

(42)  APP-1 at 29-30.

(43) Merger Policy Statement at 30,130; New England Power Pool, 85 FERC 61,379 (1998); Central Hudson Gas & Elec. Corp., 86 FERC 61,062 (1999).

(44)  APP-1 at 5-7.

(45)  Atlantic City Elec. Co., 80 FERC  61,126 at 61,407 (1997).

(46)  Merger NOPR at 33,367.

(47)  APP-1 at 37-38.

(48)  Id. at 38-40, 41.

(49) Id. As Dr. Hieronymus explains, the key transmission constraints cut through the historic service areas of several New York utilities, leaving some parts on one side of the constraints and some on the other. Id. at 41.

(50) New England Power Pool, 85 FERC at 62,477; Central Hudson Gas & Elec. Corp., 86 FERC at 61,233.

(51)  APP-1 at 57.

(52)  APP-1 at 63; APP-12 at 1; APP-13 at 1.

(53)  Merger Policy Statement at 30,129.

(54)  APP-1 at 63-64; APP-12 at 1; APP-13 at 1.

(55) APP-1 at 64-65. Dr. Hieronymus also finds that the Merger will have no adverse effect on the in-City market during stormwatch conditions. Indeed, NU owns no generation that could be called on in such conditions. Id. at 66.

(56) Id. at 66-67; APP-12 at 2. The HHI deltas are less than 10 points, except during very low price levels during off-peak periods when the deltas are only 11-31 points. APP-12 at 2.

(57)  APP-1 at 67; APP-12 at 2; APP-13 at 2.

(58)  APP-1 at 69-71.

(59)  APP-1 at 73; APP-14 at 1; APP-15 at 1.

(60)  See APP-14, APP-15.

(61) San Diego Gas & Elec. Co. and Enova Energy, Inc. ("Enova"), 79 FERC 61,372 at 62,560-63 (1997), reh'g denied, 85 FERC 61,037 (1998).

(62) Dominion Resources, Inc. and Consolidated Natural Gas Co., 89 FERC 61,162 at 61,477-78 (1999).

(63)  APP-1 at 81.

(64)  Id. at 82-88.

(65) Con Edison owns no portion of any gas transmission system. NU owns a non-controlling, five percent share in PNGTS, which is the smallest share of the seven participants in that project. Id. at 83-84.

(66)  Id. at 84-85.

(67)  Id. at 84-85.

(68)  Id. at 84.

(69) Id. at 85-86. The Applicants cannot withhold the pipeline capacity represented by their contractual entitlements. Any capacity that the Applicants do not use simply reverts to the pipeline operator as interruptible capacity for sales to others or must be released under Commission Order No. 636. Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Wellhead Decontrol, 57 Fed. Reg. 13,267 (1992), FERC Stats. & Regs., Regs. Preambles 1991-1996 30,939 at 30,416 (1992).

(70)  APP-1 at 86; APP-19.

(71)  Dominion Resources, 89 FERC at 61,481; APP-1 at 87.

(72)  Dominion Resources, 89 FERC at 61,477; Enova, 79 FERC at 62,560-
63.

(73)  Consolidated Edison, 86 FERC at 61,247.

(74) Moreover, neither Applicant's LDC delivers or transports gas to the area where the other Applicant's generating facilities are located. Thus, there is no potential for the LDCs to favor the generation that they become affiliated with through the Merger -- they do not serve such generation. APP-1 at 9-10.

(75) APP-1 at 92. Montville 5 is only one of a very large number of generators in New England that must compete for access across the constrained NEPOOL-NYPP and NY-ETE interfaces.

(76)  Id. at 90.

(77)  Id. at 91-92.

(78)  Id. at 94.

(79)  Id. at 75-77.

(80) Merger Policy Statement at 30,123. The Commission is concerned with sales priced on a cost-of-service basis. The Commission has explained that ratepayer protection concerns are not applicable to customers paying market-based rates. See, e.g., Destec Energy, Inc. and NGC Corp., 79 FERC 61,373 at 62,574-75 (1997); Enron Corp., 78 FERC 61,179 at 61,737 (1997).

(81)  Consolidated Edison, 86 FERC  61,064 at 61,247-48.

(82) Wholesale requirements customers of the NU operating companies are listed in Attachment 2 to this Application.

(83)  See, e.g., BEC Energy and Commonwealth Energy System, 88 FERC
61,002 (1999). In the Merger Policy Statement, the Commission stated that fixed rates are among the acceptable ratepayer protection mechanisms, and customers served under fixed rate contracts are held harmless from any adverse rate effect due to a merger. Merger Policy Statement at 30,124.

(84) As noted, this hold-harmless commitment is unnecessary and even redundant with respect to those customers taking service under negotiated, fixed rate contracts given that they are already fully protected under the terms of their contracts.

(85)  PSNH had an Amended and Restated Agreement for Partial
Requirements Resale Service ("APRA") with the New Hampshire Electric Cooperative, Inc. ("NHEC"). However, pursuant to a settlement agreement between PSNH and NHEC, the APRA terminated as of January 1, 2000. The Commission approved this settlement agreement in a Letter Order issued on December 23, 1999 in Docket No. EL96-53-005.

(86) During the transition period established for the NEPOOL restructuring, customers connected to PTF will pay rates under both the ISO-NE Tariff and the applicable local network tariffs, such as the NU operating companies' OATT. Ultimately, when the transition period has concluded and all Excepted Transactions have terminated, all transmission service over PTF will be provided at rates set forth in the ISO-NE Tariff, and all service over non-PTF will be provided at rates set forth in local network tariffs. New England Power Pool, 83 FERC at 61,238-39.

(87) The Commission has held that such hold-harmless provisions are adequate to protect transmission customers from any adverse effect of the merger upon rates. See, e.g., BEC Energy, 88 FERC at 61,007-08.

(88)  Merger Policy Statement at 30,124-25.

(89)  Merger Policy Statement at 30,126 (footnote omitted).

(90) Con Edison and NU will each record as a regulatory asset in FERC Account 186 the respective costs that they incur to achieve the Merger. Assuming that the Merger is approved, such costs will be amortized over periods to be determined by state regulators. The amortization of the regulatory asset will be a charge to Miscellaneous General Expenses (FERC Account 930.2). Exhibits C, E, and F to the Application, which include pro forma balance sheets of CEI and NU, also illustrate the accounting treatment of the costs of the Merger.

Due to the effects of the "push-down" accounting method, the current retained earnings of the NU operating companies will be recharacterized as additional paid-in capital and the pre-merger balances in their retained earnings accounts, the traditional source of dividend payments, will be eliminated once the merger has closed. In addition, amortization of the acquisition premium created by the Merger will effectively reduce net income and future earnings, and thus possibly limit or preclude future payment of dividends. Accordingly, the NU operating companies shortly will file a request with the Commission for authorization to pay dividends out of paid-in capital and to calculate future earnings available for the payment of dividends without regard to the amortization of the acquisition premium. The Commission recently granted such a request. New England Power Co. and Montaup Elec. Co., 89 FERC 61,266 (Dec. 15, 1999).